# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WRAP TECHNOLOGIES, CIK 0001702924
CUSIP: 98212N107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3480 Main Hwy, Suite 202, Miami, Florida (FL), 33133
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,597,026; sole dispositive power 0; shared dispositive power 3,597,026; aggregate amount beneficially owned 3,597,026 (6.2% of the class)
  Comment: Includes (i) 294,045 shares of Common Stock, (ii) 1,410,344 shares of Common Stock issuable upon conversion of 2,045 shares of the Company's Series A Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iii) 825,000 shares of Common Stock issuable upon conversion of 1237.5 shares of the Company's Series B Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iv) 3,643,966 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 4.99% Beneficial Ownership Blocker), (v) 375,000 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants (subject to a 9.99% Beneficial Ownership Blocker), and (vi) 375,000 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 9.99% Beneficial Ownership Blocker). As more fully described in Item 4, the Preferred Shares (as defined in Item 4) and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and the Pre-Funded Warrants and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,690,824; shared voting power 3,597,026; sole dispositive power 3,690,824; shared dispositive power 3,597,026; aggregate amount beneficially owned 4,425,830 (7.6% of the class)
  Comment: Includes (i) 706,174 shares of Common Stock, (ii) 1,610,344 shares of Common Stock issuable upon conversion of 2,335 shares of the Company's Series A Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iii) 1,233,333 shares of Common Stock issuable upon conversion of 1,850 shares of the Company's Series B Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iv) 4,854,540 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 4.99% Beneficial Ownership Blocker), (v) 800,000 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants (subject to a 9.99% Beneficial Ownership Blocker), and (vi) 800,000 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 9.99% Beneficial Ownership Blocker). As more fully described in Item 4, the Preferred Shares (as defined in Item 4) and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and the Pre-Funded Warrants and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (5), (6), (7), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,597,026; sole dispositive power 0; shared dispositive power 3,597,026; aggregate amount beneficially owned 3,597,026 (6.2% of the class)
  Comment: Includes (i) 294,045 shares of Common Stock, (ii) 1,410,344 shares of Common Stock issuable upon conversion of 2,045 shares of the Company's Series A Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iii) 825,000 shares of Common Stock issuable upon conversion of 1237.5 shares of the Company's Series B Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker), (iv) 3,643,966 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 4.99% Beneficial Ownership Blocker), (v) 375,000 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants (subject to a 9.99% Beneficial Ownership Blocker), and (vi) 375,000 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 9.99% Beneficial Ownership Blocker). As more fully described in Item 4, the Preferred Shares (as defined in Item 4) and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and the Pre-Funded Warrants and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: WRAP TECHNOLOGIES
Address of issuer's principal executive offices: 3480 Main Hwy, Suite 202, Miami, Florida 33133

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities includes: (i) 294,045 shares of Common Stock directly held by IMF and 412,129 shares of Common Stock directly held by ICIG, (ii) 1,410,344 shares of Common Stock issuable upon conversion of 2,045 shares of the Company's Series A Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker (defined below)) held directly by IMF and 200,000 shares of Common Stock issuable upon conversion of 290 shares of the Company's Series A Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker (defined below)) held directly by ICIG (collectively, the "Series A Preferred Shares"), (iii) 825,000 shares of Common Stock issuable upon conversion of 1,237.5 shares of the Company's Series B Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker) held directly by IMF and 408,333 shares of Common Stock issuable upon conversion of 612.5 shares of the Company's Series B Convertible Preferred Stock (subject to a 4.99% Beneficial Ownership Blocker) held directly by ICIG (collectively, the "Series B Preferred Shares" and together with the Series A Preferred Shares, the "Preferred Shares"), (iv) 3,643,966 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 4.99% Beneficial Ownership Blocker) held by IMF and 1,210,574 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 4.99% Beneficial Ownership Blocker) held by ICIG, (v) 375,000 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants (subject to a 9.99% Beneficial Ownership Blocker (defined below)) held by IMF and 425,000 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants (subject to a 9.99% Beneficial Ownership Blocker) held by ICIG, and (vi) 375,000 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 9.99% Beneficial Ownership Blocker) held by IMF and 425,000 shares of Common Stock issuable upon exercise of certain Warrants (subject to a 9.99% Beneficial Ownership Blocker) held by ICIG. The Preferred Shares and certain Warrants are subject to the 4.99% Beneficial Ownership Blocker and the Pre-Funded Warrants and certain Warrants are subject to the 9.99% Beneficial Ownership Blocker.

The Pre-Funded Warrants and certain Warrants contain provisions which precludes the exercise of such Pre-Funded Warrants and Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding (the "9.99% Beneficial Ownership Blocker"). The Preferred Shares and certain of the Warrants contain provisions which precludes the exercise of such Warrants or the conversion of such Preferred Shares to the extent that, following exercise or conversion, as applicable, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding (the "4.99% Beneficial Ownership Blocker", and together with the 9.99% Beneficial Ownership Blocker, the "Beneficial Ownership Blockers"). The Reporting Persons are currently prohibited from exercising certain Warrants or converting the Preferred Shares to the extent that such exercise or conversion, as applicable, would result in beneficial ownership of more than 2,119,206 shares of Common Stock due to the 4.99% Beneficial Ownership Blocker. The Reporting Persons are also currently prohibited from exercising the Pre-Funded Warrants and certain of the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 9.99% of the Common Stock outstanding. The shares of Common Stock listed as beneficially owned in Rows 5, 6, 7, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants or convert all of the Preferred Shares due to the Beneficial Ownership Blockers.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Due to the Beneficial Ownership Blockers, the collective beneficial ownership percentage of the Reporting Persons was 7.6% as of the date of the event which requires filing of this statement. Such percentage is based upon (i) 54,501,638 shares of the Issuer's Common Stock issued and outstanding as of February 6, 2026 as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") on February 9, 2026 and (ii) shares of Common Stock issuable upon the conversion of the Preferred Shares and shares of Common Stock issuable upon the exercise of the Warrants and Pre-Funded Warrants after giving effect to the Beneficial Ownership Blockers.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (02/11/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (02/11/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (02/11/2026)